

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2018

Leandro Garcia
Vice President and Chief Financial Officer
BUENAVENTURA MINING CO INC
Las Begonias 415 Floor 19
San Isidro, Lima 27, Peru

       Re: BUENAVENTURA MINING CO INC
          Form 20-F for the Fiscal Year Ended December 31, 2017
          Filed April 30, 2018
          File No. 001-14370

Dear Mr. Garcia:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Beverages, Apparel and Mining